Contact

www.linkedin.com/in/nicole-a-stallworth (LinkedIn)

Top Skills

Investment Funds

Impact Investing

Tax-Exempt Organizations

Certifications

Attorney

Attorney

Attorney

Wharton Online & Wall Street Prep Private Equity Certificate

Nicole A. Stallworth

General Counsel, Soros Economic Development Fund | Impact Investment | Private Equity | Philanthropy | Non-Profit | Tax-Exempt | Legal Advisor | Strategic Leader and Thought Partner | Risk Management

New York City Metropolitan Area

Summary

Strategic legal advisor with 20 years of experience advising non-profit and tax-exempt organizations on program related investments (PRI's), asset management, public finance, real estate and construction, internal business operations, governance and risk management.

Highlights:

Led the legal negotiations of complex commercial transactions from diligence to closing for direct and indirect equity, debt, and fund investments; public finance bond deals, and real estate projects.
As part of the executive leadership team of a global impact investment fund, work collaboratively to reimagine SEDF's vision, mission and mandate in the evolving field of impact investing, drive a new global investment strategy and revamp internal processes and policies.
Provide practical legal and business advice to leadership teams to achieve organizational objectives effectively, efficiently and to mitigate risk factors.

Areas of Expertise include:
Investment Funds • Program Related Investments (PRI) • Impact Investing • Direct Fund Investing • Asset Management • Private Equity • ESG • Private Foundations • Philanthropy • Tax-Exempt Organizations • Tax-Exempt Finance • Governance • Corporate Secretary • Endowments • Higher Education • 501c3 • Real Estate • Construction • Public Finance • Project Finance • Municipal Finance • Public Private Partnerships (P3) • Fixed Income • Debt Finance • Municipal Securities • Procurement • Government Relations • Contract Drafting & Negotiation • Commercial Agreements • Contract

Management • Compliance • Business Operations • Diversity, Equity & Inclusion • MWBE •

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Experience

Open Society Foundations
General Counsel and Corporate Secretary, Soros Economic Development Fund
June 2020 - Present (4 years 11 months)
New York City Metropolitan Area

• Responsible for advising on all legal matters that support the global program related investment (PRI) activities of the Soros Economic Development Fund ("Fund"), which is the impact investing arm of the Open Society Foundations.
• As a member of the leadership team, work to shape the global thematic strategy of the Fund.
• Advise the investment team in New York and London on ways to structure investments and negotiate deal terms for direct and indirect equity investments, convertible debt and debt investments.
• Conduct due diligence, advise the investment team on the negotiation of term sheets, and review investment documentation with a focus on social purpose. Advise on asset management matters.
• Draft investment documentation and commercial agreements including consultant agreements, NDA's, and other legal documentation as needed.
• Manage relationships with outside U.S. and international counsel, including working with tax counsel to provide opinions on compliance with PRI requirements under the U.S. tax-exempt rules.
• Perform the duties of Corporate Secretary, including advising the Advisory Board of Directors and Impact Investment Committee, prepare the minutes of meetings and manage the corporate records.
• Advise on tax-exempt organization law, including compliance with tax laws and regulations applicable to private foundations, such as PRI rules, jeopardizing investments, private benefit, expenditure responsibility, self-dealing qualifying distributions, as well as lobbying restrictions and political activity prohibitions.
• Advise on compliance with internal policies, including OFAC and FCPA.

New York University
Associate General Counsel
July 2019 - June 2020 (1 year)
Greater New York City Area

• Responsible for all legal matters of the Financial Operations and Treasury Division which include advising on commercial banking relationships, bond issues and the variety of other matters handled by this division.

• Advise the Investment Office on legal issues related to proposed investments in a variety of investment vehicles including hedge funds, private equity funds, public equity funds and real estate funds. The Investment Office is responsible for the investment of the NYU Endowment Fund which is invested globally, using an equity-oriented approach, across a diverse range of strategies using external managers.

• Responsible for supporting the Finance Committee and Investment Committee of the NYU Board of Directors.

Battery Park City Authority
Associate General Counsel
December 2015 - June 2019 (3 years 7 months)
New York, NY

• Advise senior management on a range of legal, business and policy issues arising from owning, managing and maintaining the 92-acre mixed use luxury real estate development project known as Battery Park City.
• Collaborate with internal business departments and cross functional teams to advise on complex business and commercial transactions, and internal policies and procedures.
• Negotiate, draft and review a broad range of commercial agreements, including consultant/vendor/license agreements, NDA's, MSA's, RFP's, LOI's, MOU's, P3 agreements, and live event/programming contracts.
• Advise business teams on contract management matters, including compliance with contractual obligations.
• Negotiate, draft, review and analyze commercial real estate lease and development agreements, construction, construction management and design contracts, job orders, change orders, requisitions, condominium documents, restrictive covenant agreements, and estoppel and subordination agreements.
• Advise on issues and negotiate agreements related to financial operations including tax-exempt/taxable bond financings, investment management policies/agreements, and finance/investment committees of the Board.
• Responsible for all governance matters including organizing monthly board and quarterly committee meetings, assist management with preparation of Board materials, prepare minutes and agendas, advise on governance issues,

point of contact for board members, onboard new members, implement best practices.

• Advise on procurement matters to ensure compliance with internal procurement guidelines.

• Provide counsel on the internal and external vendor diversity initiative programs to meet mandated goals.

• Advise on and negotiate, draft and review Saas and other technology agreements.

• Advise on the implementation of new HR policies and procedures to comply with new legal requirements.

Hawkins Delafield & Wood LLP
Senior Associate
July 2006 - December 2015 (9 years 6 months)
New York, NY

• Issued over $10 billion of tax-exempt and taxable municipal securities, through the representation of governmental and nonprofit issuers and financial institutions, as bond counsel and underwriters counsel for project finance development transactions in real estate, infrastructure, transportation, public power/energy, manufacturing, marine ports and cruise ship terminals, higher education, waste management, and technology.

• Responsible for the full life cycle of a finance transaction, including negotiating and drafting all documents related to the issuance, refunding and restructuring of municipal bonds, notes and commercial paper. Such documents included loan agreements, trust indentures, offering documents, credit enhancement, project agreements and resolutions. Lead due diligence inquiries, managed junior attorneys and paralegals and organized the closing process.

• Advised clients on compliance with SEC and MSRB rules, regulations and interpretive guidance relating to disclosure, anti-fraud and other regulatory issues impacting financial institutions and governmental entities.

• Assisted clients in the implementation of new internal policies and procedures, prepared training materials and conducted training sessions on regulatory compliance topics. Prepared client responses to SEC inquiries, IRS audits and continuing disclosure requirements. Attended, prepared materials for and made presentations at client Board of Directors meetings.

• Worked closely with senior government officials to provide counsel and advice on finance related matters to achieve strategic economic development objectives.

• Managed junior attorneys and paralegals.

Peck, Shaffer & Williams, LLP (merged with Dinsmore & Shohl LLP)
Associate
May 2005 - June 2006 (1 year 2 months)
Columbus, Ohio

• Represented underwriters and governmental and non-profit issuers, including healthcare facilities, cultural institutions, higher education institutions, and K-12 private schools, in the public offering and private placement of municipal tax-exempt and taxable securities. Negotiated and drafted a range of security, financing and offering documents.

Fidelity National Financial
Legal Counsel
May 2004 - May 2005 (1 year 1 month)
New York, NY

Advised the general counsel on real estate and general corporate legal matters. Negotiated, drafted and reviewed a variety of commercial contracts including consultant, vendor, real estate and business operations agreements. Reviewed title insurance claims and made recommendations. Managed outside counsel on litigation related matters.

Dabar Development Partners
Counsel
September 2003 - May 2004 (9 months)
New York, NY

Responsible for researching and analyzing the legal issues and financial viability of potential residential real estate development projects.

Jazz at Lincoln Center
Legal Intern - Legal and Business Affairs
January 2003 - April 2003 (4 months)
New York, NY

ASCAP
Legal Intern - Legal and Business Affairs
September 2002 - December 2002 (4 months)
New York, NY

New York State Housing Finance Agency/State of New York Mortgage Agency
Legal Intern
September 2002 - December 2002 (4 months)

Orrick, Herrington & Sutcliffe LLP
Summer Associate
June 2002 - August 2002 (3 months)
New York, NY

Drafted documentation and researched and analyzed legal issues in connection with the representation of underwriters, and governmental and non-profit issuers of municipal tax-exempt securities.

Arista Records
Intern - Legal and Business Affairs
September 2001 - May 2002 (9 months)
New York, NY

Responsible for identifying, researching and analyzing a variety of legal issues related to the digital distribution of music for a record label.

New York City Law Department
Legal Summer Intern - Tort Division
June 2001 - August 2001 (3 months)

Review of all documents connected to tort related legal complaints filed against the City of New York. Identified and researched the legal issues involved in each complaint, prepared internal memoranda analyzing the legal issues, and provided a recommendation on whether the City of New York should settle the case.

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Education

Fordham University School of Law
JD, Law · (2000 - 2003)

Hampton University
BS, Marketing with Honors · (1994 - 1996)

State University of New York at Albany
Marketing · (1992 - 1994)

The Bronx High School of Science
Regents Diploma · (1988 - 1992)